BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President

Managing Associate General Counsel

Office of General Counsel

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

August 26, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (File No. 811-08946)

Initial Registration Statement on Form N-4

Pacific Life Retirement Growth and Income Annuity (File No. 333-265390)

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4

Pacific Life Retirement Growth and Income Annuity (File No. 333-265389)

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“PLIC”) and Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLAC”), and Separate Account A of PLA (811-09203) (hereinafter referred to as “Registrants”), set forth below are responses to Staff comments received on August 1, 2022, in connection with the above referenced Initial Registration Statements (filed on June 3, 2022) on Form N-4. All disclosure changes include in this response will be made to all registration statements referenced above, as applicable, be pre-effective amendment.

GENERAL

1.	Staff Comment: Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that Registration Statement. Unless otherwise specified, please apply these comments, to the extent applicable, to the parallel disclosure in the PLAC Registration Statement.

Response: Duly noted and will carry over any applicable comments to the PLAC Registration Statement.

2.	Staff Comment: Please confirm that all missing information will be filed in pre-effective

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August 26, 2022

amendments to the Registration Statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to this Registration Statement.

3.	Staff Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response: Duly noted.

4.	Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

PROSPECTUS

General

5.	Staff Comment: The Contract offers one living benefit rider and one death benefit rider, which must be purchased with the Contract, and one Variable Investment Option. We note, however, that the Registration Statement uses defined terms and includes disclosure that suggests that multiple benefit riders and Funds are available. The Registration Statement also includes disclosure that is not relevant to the Contract (e.g., disclosure on investment allocations). Please revise the Registration Statement so that the disclosure is tailored to the specific features of the Contract being offered (i.e., a single, mandatory living benefit rider, death benefit rider and Fund). In this regard, please revise disclosure that suggests that investors have a choice with respect to any of these Contract features. We have provided specific comments to Important Information You Should Consider About the Contract as examples of the type of changes to be made.

Response: We made modifications that are more tailored to this product design.

6.	Staff Comment: The formatting makes the disclosure difficult to follow and to quickly locate information. Please make formatting changes to make it easier for investors to navigate the document (e.g., spaces between sections and subsections, rather than presenting without breaks, and adding semi-colons between section references in the table under Important Information You Should Consider About the Contract).

Yoon Choo
August 26, 2022

Response: Duly noted. We will make changes to make it easier to navigate the document.

Cover page

7.	Staff Comment: The disclosure states that the “primary benefit” of the [GMWB] rider is “guaranteeing withdrawals.” Here and in the first paragraph under Overview of the Contract, please disclose the following with respect to the rider:

a.	The rider focuses on providing an income stream through withdrawals during the accumulation phase, beginning at age 59½, if certain conditions are met; and

b.	because the rider must be purchased with the Contract, the Contract is designed for owners who intend to take regular withdrawals each year after the qualifying age and that an investor should not purchase the Contract if he or she does not intend to take regular withdrawals or intends to take withdrawals in excess of the GLWB rider’s annual withdrawal limits as doing so may result in adverse consequences such as a permanent reduction in rider benefits or termination of the rider.

Response: We added the following disclosure to the cover page:

“The guaranteed minimum withdrawal benefit rider focuses on providing an income stream through withdrawals during the accumulation phase, beginning at age 59½, if certain conditions are met. This Contract is designed for Owners who intend to take withdrawals each year after reaching age 59½ . An Owner should not purchase this Contract if the Owner intends to take regular withdrawals in excess of the rider annual withdrawal amount or does not intend to take any regular withdrawals. Withdrawals in excess of the rider annual withdrawal amount may result in adverse consequences such as a permanent reduction in rider benefits or termination of the rider.”

8.	Staff Comment: Please add a statement that Purchase Payment(s) must be invested in the single Fund identified in the Prospectus.

Response: We added the following disclosure “Purchase Payment(s) must be invested in the available Investment Option. For California applicants age 60 or older, see the STATE CONSIDERATIONS and APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT sections for allocation options during the free look period.”

Special Terms

9.	Staff Comment: Please address the following comments:

a.	Remove the term Variable Account Value (there is no distinction for purposes of this Contract);

b.	Remove the term Investment Option or Variable Investment Option (there is no distinction for purposes of this Contract); and

c.	Remove the term Investment or Purchase Payment (identical definitions).

Response: For sub “a” above, we respectfully decline to make the requested modification since it does have an impact on how certain charges under the rider are assessed – separate account level against variable account value (ME&A charges, death benefit rider charges)

Yoon Choo
August 26, 2022

or at the contract level (living benefit rider charges). For sub “b”, we removed the reference to Variable Investment Option throughout and kept “Investment Option”. For sub “c” above, we removed the term “Investment”.

Important Information You Should Consider About the Policy

10.	Staff Comment: Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Instruction 1(b) to Item 2.]

Response: We confirm that we will comply with the requirements of the above referenced instruction.

11.	Staff Comment: Under Ongoing Fees and Expenses (annual charges), please address the following comments:

a.	Tailor the introduction to reflect that the Contract does not permit an investor to choose Investment Options or benefit riders; and

b.	In the third footnote, revise “a living benefit” and “a death benefit” to “the living benefit” and “the death benefit,” respectively.

Response: We made the requested modifications.

12.	Staff Comment: Under Risks – Risks Associated with Investment Option, please address the following comments:

a.	revise the disclosure to make clear that a single Investment Option is offered; and

b.	add a statement to the effect that since only one Investment Option is available, if an investor is not satisfied with the Fund or it does not meet their investment objectives, there only option may be to surrender the Contract ( and forego any of its benefits).

Response: We made the requested modifications.

13.	Staff Comment: Under Restrictions – Investments, please remove “currently” from the first sentence, change “A Fund” in the second sentence to “The Fund,” and change “Funds” to “the Fund in the third sentenced.

Response: We made the requested modification.

14.	Staff Comment: Under Restrictions – Investments please add that if the Fund is substituted with another Fund, the substitute Fund will have a similar investment objective, investment strategy, and fees and expenses.

Response: We made the requested modification.

Yoon Choo
August 26, 2022

15.	Staff Comment: Under Rider Benefits, please address the following comments:

a.	remove the second sentence under the Restrictions column; and

b.	if accurate, replace the last sentence under the Restrictions column, and the fourth sentence under Withdrawals – Optional Withdrawals – Amount Available for Withdrawal, with the following:

Taking a withdrawal before the youngest Designated Life is 59 ½, during the ten year period when an annual credit may be applied, or a withdrawal that is greater than the annual withdrawal amount under the living benefit rider may result in adverse consequences such as a permanent reduction in rider benefits, the failure to receive lifetime withdrawals under the rider, or termination of the rider. Taking a withdrawal may reduce the benefits provided by the death benefit rider.

Response: We removed the sentence referred to in sub “a” above and made the following change based on sub “b” above:

“Taking a withdrawal before age 59½ or a withdrawal that is greater than the annual withdrawal amount (“excess withdrawal”) under the living benefit rider may result in adverse consequences such as a permanent reduction in rider benefits, the failure to receive lifetime withdrawals under the rider, or termination of the rider. Taking a withdrawal (excluding an Emergency Withdrawal) during the ten-year period when an annual credit may be applied, will discontinue any future annual credits. Taking a withdrawal may reduce the benefits provided by the death benefit rider.”

We left out the reference to Designated Life or youngest Designated Life given the context; the most important part is the age of 59½ and with the cross reference to the living benefit rider section, the owner can see a full explanation of the Designated Life or Lives as it applies to withdrawals.

16.	Staff Comment: Under Tax Implications, please add a cross reference to “Principal Risks of Investment in the Contract – Tax Consequences.”

Response: We made the requested modification.

Overview of the Contract

Phases of the Contract

17.	Staff Comment: Before the fourth sentence of the paragraph, please add a statement to explain that the Purchase Payment(s) is invested in the Fund.

Response: We modified the last sentence of the first paragraph as follows [new disclosure underlined for your reference]:

“Purchase Payments made will be invested in the Fund and the Fund has its own investment objectives, strategies, risks, and expenses.”

Death Benefits

Yoon Choo
August 26, 2022

18.	Staff Comment: Because an investor must purchase the Return of Purchase Payment Death Benefit (Return of Purchase Payments Death Benefit II for California) rider, the death benefit under the rider is, in effect, the standard death benefit. In light of this, please address the following comments.

a.	delete the first two sentences of the Death Benefits paragraph. In addition, please revise the third sentence to explain that the death benefit under the rider is the greater of Contract Value or the total of all Purchase Payments adjusted for withdrawals;

b.	delete the standard benefits section of Benefits Available Under the Contract; and

c.	under Death Benefits and Death Benefit Riders – Death Benefits – Death Benefit Amount, revise the first sentence to explain that the death benefit under the rider is the greater of Contract Value or the total of all Purchase Payments adjusted for withdrawals.

Response: We made the requested modification in sub “a” and “b” above. For sub “c”, since the death benefit provided under the Contract is through the death benefit rider, we added the disclosure requested and also included a cross reference to the death benefit rider disclosure which is in the same prospectus section.

Principal Risks of Investment in the Contract

19.	Staff Comment: Under Withdrawal Risk, please add “or terminate the benefits associated with the rider” to the end of the last sentence.

Response: We made the requested modification.

How Your Purchase Payments Are Allocated

20.	Staff Comment: This section reads as though investors may choose among multiple Investment Options. Please revise this section, including the subsection headings, to make clear that there is only one Investment Option under the Contract and investors have no choice on allocation.

Response: We made modifications to provide clarity. We also added cross references language to address California applicants that are seniors and have the option to allocate their purchase payment to the money market investment option during the free look period. We have not made a final determination on the investment options available, but the money market will be a 1940 Investment Company Act registered mutual fund.

Benefits Available Under the Contract

21.	Staff Comment: In the Brief Description of Restriction/Limitations column for the [GMWB] rider, please add “or when the Contract Value is reduced to zero” to the end of the last bullet point.

Yoon Choo
August 26, 2022

Response: We respectfully decline to make the requested change. It would make the bullet point incorrect.

Charges, Fees and Deductions

Withdrawal Charge—How the Withdrawal Charge is Determined

22.	Staff Comment: The disclosure states that the Company will “calculate your withdrawal charge by assuming your withdrawal is applied to Purchase Payments in the order your Purchase Payments were received …” Please disclose how Earnings on the Contract are counted for purposes of calculating the withdrawal charge. If Earnings are disregarded for purposes of calculating the Withdrawal Charge, please supplementally explain why this is appropriate.

Response: This product is designed and priced to impose any withdrawal charges on a Purchase Payment first-in, first-out basis, excluding earnings. To provide clarity, we added additional disclosure that earnings are not taken into account when determining the withdrawal charge for this product. We have latitude in how the withdrawal charges are determined in our product design and is not a question of appropriateness. The added disclosure in the withdrawal charge section will add clarity for an investor. Also, there are several ways where a withdrawal charge will not be assessed as disclosed in the beginning of the Withdrawal Charge section – even if the “age” of the Purchase Payment withdrawn is within the withdrawal charge period.

23.	Staff Comment: Please change the reference to “surrender charge period” in the second sentence after the Withdrawal Charge table to “withdrawal charge period.”

Response: We made the requested modification.

24.	Staff Comment: The example states that “the “age” of the applicable Purchase Payment withdrawn is 3 Years.” Two Purchase Payments were made in Contract Year 1. If accurate, please revise the disclosure to make clear that the “age” of both Purchase Payments is three years for purposes of calculating the Withdrawal Charge (i.e., because the withdrawal request was made after the third month Contract Year 3). If the Purchase Payments are treated as one payment for purposes of calculating the Withdrawal Charge (since all expected Purchase Payments must indicated on the Contract application), please disclose this.

Response: We made modifications to the example to clarify that the purchase payments will have the same age. As described in the example, the calculation will start with the earliest purchase payment first then work through any remaining purchase payments as withdrawal are made.

25.	Staff Comment: Please add an example assuming the partial withdrawal request is for a “net” amount.

Response: We added an additional example to reflect a net amount withdrawal request. Final numbers will be included once we know the final withdrawal charge percentage schedule.

Yoon Choo
August 26, 2022

Mortality and Expense Risk Charge

26.	Staff Comment: Please change the heading for this subsection to Mortality and Expense Risk Charge and Death Benefit Rider Charge to cover the discussion of the Return of Purchase Payments Death Benefit (or Return of Purchase Payments Death Benefit II) charge under Increase in Risk Charge for a Death Benefit Rider. Please also correct the cross references to Death Benefit Rider Charges throughout as the subsection does not exist.

Response: We made the requested modifications.

Living Benefit Rider Charges

27.	Staff Comment: Please remove the last sentence of this subsection.

Response: We made the requested modification.

Annuitization

Choosing Your Annuity Option

28.	Staff Comment: In the first paragraph under Annuity Options, the disclosure states that four annuity options are available under the Contract. The paragraph contains a cross reference to the Living Benefit Rider for other annuity options. Since the [GMWB] rider must be purchased, please consolidate all annuity options in this subsection

Response: We revised the introductory Annuity Options paragraph and added a new section for the living benefit rider annuity option. In addition, we copied the applicable rider disclosure to the new section.

Death Benefit and Death Benefit Riders

Return of Purchase Payment Death Benefit and Return of Purchase Payment Death Benefit II

29.	Staff Comment: In the definition of Total Adjusted Purchase Payment in each subsection, please add a reference to Emergency Withdrawals in the first sentence.

Response: We made the requested modification.

Right to Cancel (“Free Look”)

30.	Staff Comment: The disclosure that if state law requires that an investor’s Purchase Payment be allocated to other than the Investment Option, it will be held in the [Money Market] Variable Investment Option. Please briefly explain what this investment is, and that it is not an Investment Option under the Contract. Please make corresponding changes to the disclosure under Additional Information—State Considerations—Withdrawals—Right to Cancel (“Free Look”).

Response: We have not made a final determination as to which specific investment options will be offered, which include a money market investment option for certain applicants. However, we will offer a money market mutual fund registered under the 1940 Investment Company Act. The money market will be available under the contract as required for California applicants

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August 26, 2022

over the age of 60. Existing disclosure throughout the prospectus that identifies the money market investment option consistently states how the money market will be used. We bracketed the reference to “money market” throughout the prospectus, which will be updated with the specific name of the money market fund, consistent with other variable products that we offer. This is not a general account asset or some other suspense account. Once we identify the specific money market fund, it should provide clarity.

31.	Staff Comment: The disclosure states that “[f]or replacement business, the Free Look period may be extended and the amount returned (Purchase Payment versus Contract Value) may be different than for non-replacement business.” Please explain in the disclosure what replacement and non-replacement businesses are.

Response: We added a cross reference to the existing “Replacement of Life Insurance or Annuities” section.

32.	Staff Comment: The disclosure states that “[i]f your Contract is issued in exchange for another annuity contract or a life insurance policy, our administrative procedures may vary, depending on the state in which your Contract is issued.” Please consider whether these variations should be disclosed under Additional Information—State Variations.”

Response: We will take this into consideration as we continue to review and make modifications to disclosure.

Living Benefit Rider

Guaranteed Minimum Withdrawal Benefit

33.	Staff Comment: Please add a statement regarding the Annual Credit feature to the first paragraph, including that the Annual Credit is added on each Contract Anniversary until the earlier of the first withdrawal (excluding an Emergency Withdrawal) or ten contract anniversaries from the Rider Effective Date.

Response: We made the requested modification.

34.	Staff Comment: In the second sentence of the second paragraph, please change “which may not occur” to “which may never occur.”

Response: We made the requested modification.

35.	Staff Comment: The disclosure states that “[y]ou can find complete purchasing and eligibility information about the living benefit rider in the Electing the Single Option or Electing the Joint Option subsection of the rider.” The Electing the Single Option and Electing the Joint Option subsections do not discuss purchasing information. Please correct the cross reference.

Response: The cross references are accurate as they disclosure the “eligibility information” for each rider option (single or joint). To provide clarity and avoid confusion, we removed “purchasing and” from this paragraph

36.	Staff Comment: The disclosure states that “[i]f you would like to make an excess

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August 26, 2022

withdrawal and are uncertain how an excess withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the excess withdrawal.” Please consider broadening this statement to cover withdrawals generally.

Response: We will take that into consideration as we continue to review and make modification to the disclosure.

37.	Staff Comment: The Contract is a single premium variable annuity. Under How the Rider Works— Subsequent Purchase Payments and Appendix:[GMWB] Sample Calculations, please add disclosure to make clear that additional Purchase Payments are accepted only under very limited circumstances and include a cross-reference to the relevant discussion under Buying Your Contract.

Response: We made the requested modification.

38.	Staff Comment: In the definition of Designated Life (single option), please clarify, if accurate, that the Designated Life cannot be changed.

Response: We made the requested modification.

39.	Staff Comment: In the definition of Emergency Withdrawal, please add that an Emergency Withdrawal may have the effect of reducing future benefits by more than the dollar amount of the withdrawal. Please consider moving the example to the Appendix: [GMWB] Sample Calculations, and elaborating there on the specific effects of the Emergency Withdrawal. If the example is included in the Appendix, please add a cross reference to the Appendix in the definition of Emergency Withdrawal.

Response: As requested, we added additional disclosure regarding the effect of taking an Emergency Withdrawal. Our preference is to keep the example with the definition of Emergency Withdrawal given the one-time nature of the request and to keep the numerical example of this unique feature in close proximity. However, we will take the request into consideration as we continue to review and make disclosure modifications.

40.	Staff Comment: Under Continuation of Rider if Surviving Spouse Continues Contract—Single Option, please disclose the effect on resets if a surviving Spouse continues the Contract.

Response: We made the requested modification.

41.	Staff Comment: Please address the following comments under Ownership and Beneficiary Changes – Joint Option:

a.	change the subsection heading to cover both single and joint options as certain ownership changes to the single option can also terminate the rider;

b.	include cross references to the termination discussions for both the single and joint

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August 26, 2022

[GMWB] riders; and

c.	supplementally confirm that the disclosure in the cross-referenced subsections cover the changes contemplated by the first two sentences of this subsection.

Response: For sub “a” above, we made the requested modification. For sub “b” above, we did not make the requested change given the close proximity of the termination section to the Ownership and Beneficiary Changes section and feel it is added disclosure that is not helpful. For sub “c” above, we confirm that the disclosure contained in the cross-referenced sections cover the changes contemplated.

Appendix: Funds Available Under the Contract

42.	Staff Comment: If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. (See Instruction 1(e) to Item 17.)

Response: We will not be providing actively updated fund performance information beyond that provided in the prospectus.

43.	Staff Comment: Footnote 2 states that “[t]he [Money Market] is only available for investment by California applicants age 60 or older during the Right to Cancel “Free Look” period. The [Money Market] can also be used in the event an allowable Investment Option is liquidated by a Fund.” Please add the second sentence to an appropriate location(s) in the Prospectus.

Response: We added disclosure to the Important Information You Should Consider About the Contract – Restrictions – Investments table consistent with new disclosure added pursuant to Comment 14 about fund substitutions.

Appendix: GMWB Sample Calculations and Appendix: Return of Purchase Payments Death Benefit Sample Calculations

44.	Staff Comment: Both Appendices reference subsequent Purchase Payments made during the first Contract Year, but do not mention the limitations on subsequent investments. We note that additional Purchase Payments are accepted only under very limited circumstances. Please disclose in each Appendix that multiple Purchase Payments are permitted only if all expected Purchase Payments are indicated on the Contract application and are received within 90 calendar days, and include a cross-reference to the relevant discussion under Buying Your Contract.

Response: We added the following disclosure to Example # 2 - Subsequent Purchase Payment for the living benefit rider and to the explanation of activity during Contract Year 1 paragraph for the death benefit riders:

“There are limited circumstances in which an additional Purchase Payment will be accepted after Contract issue. See BUYING YOUR CONTRACT – Making Your Investments (“Purchase Payments”) – Making Additional Purchase Payments for more information.”

Yoon Choo
August 26, 2022

The explanation puts the reader on notice that there are limitations and the cross-referenced location will provide the detail; without having to repeat what the limitations are in this section which is meant to show how the rider functions.

STATEMENT OF ADDITIONAL INFORMATION

45.	Staff Comment: We note that there is no caption in the Table of Contents for “Non-Principal Risks of Investing in the Contract.” Please supplementally confirm that there are no non-principal risks to be summarized in the Statement of Additional Information. (See Item 20.)

Response: We hereby confirm that there are no non-principal risks to be summarized in the Statement of Additional Information.

Item 27. Exhibits

46.	Staff Comment: Please re-label the exhibits to conform to the requirements of Item 27.

Response: We will review Item 27 of Part C and make any necessary modifications.

47.	Staff Comment: Please file updated powers of attorney covering this Registration Statement.

Response: We will file updated powers of attorney with our first Pre-Effective Amendment.

48.	Staff Comment: Please address the following comments with respect to the Initial Summary Prospectus (“ISP”) filed as an exhibit to the Registration Statement:

a.	Apply all comments herein to the ISP, as applicable;

b.	supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively; and

c.	supplementally confirm that the following sections of the ISP are identical to the corresponding sections of the statutory Prospectus: Important Information You Should Consider About the Contract (Item 2); Overview of the Contract (Item 3 ); Benefits Available Under the Contract (Item 10(a)); Buying the Contract (Item 11(a)); Making Withdrawals: Accessing the Money in Your Contract (Item 12(a)); Additional Information About Fees (Item 4); and Appendix: Funds Available Under the Contract (Item 18).

Response: For sub “a” above, we will carry over any applicable changes to the ISP. For sub “b” above, we hereby confirm that the disclosure section for the Form N-4 Items referenced above that appear in the summary prospectus will be materially identical to the corresponding section in the statutory prospectus. For sub “c” above, we hereby confirm that we will comply with the requirements of Rule 498A when we utilize a summary prospectus.

Yoon Choo
August 26, 2022

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage